

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 4, 2018

Hatadi Shapiro Supaat
President
Acasys Capital, Inc.
Units 402 & 403 Galleria Corporate Center,
EDSA Cor. Ortigas Avenue,
Quezon City 1110 Philippines

> **Re:** **Acasys Capital, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 9, 2018**
> **File No. 333-220027**

Dear Mr. Supaat:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

2. We note your response to comment 2. Please enhance your discussion in your Prospectus Summary section to discuss your intention to carry on the business and operations of British Cambridge, Inc.

Description of Business, page 15

3. We note the agreement with DLX Holdings, Inc. entered into on December 15, 2017. Please revise to confirm, if true, that DLX Holdings is not a related party. Otherwise, please provide the information required by Item 404(d) of Regulation S-K.

4. We note your disclosure that you have entered into an agreement with DLX Holdings, Inc. to provide consulting services. Please file the agreement as an exhibit to your registration statement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

You may contact Patricia Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Jeffrey DeNunzio